EXHIBIT 99.1

              Origin Agritech Limited Schedules Release
            of Fiscal 2007 First Quarter Financial Results

    BEIJING--(BUSINESS WIRE)--Feb. 23, 2007--Origin Agritech Limited ("Origin") (Nasdaq: SEED) today announced that it will issue financial results for the three months ended December 31, 2006 prior to the opening of the stock market on Tuesday, February 27, 2007. Management will not be conducting a conference call in connection with the issuance of first quarter results. Conference calls will resume with the issuance of second quarter financial results.

    ABOUT ORIGIN

    Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corn, rice, cotton and canola in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had introduced ten new proprietary corn hybrids, six new proprietary rice hybrids and two new proprietary canola hybrids to the market.

    FORWARD LOOKING STATEMENT

    This release contains forward-looking statements. These statements include, without limitation, statements regarding our expectations, assumptions, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.


    CONTACT: Origin Agritech Limited
             Jeff Wang, 86-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608